SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

MFC Industrial Ltd.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

55278T105
(CUSIP Number)

Peter R. Kellogg 48 Wall Street 30th Floor New York, New York 10005 (212) 389-5841

With a copy to: Marc Weingarten and David Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55278T105	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Peter R. Kellogg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,662,400
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 20,662,400
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,662,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 33.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 55278T105	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS IAT Reinsurance Company Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,405,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 13,405,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,405,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 21.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 55278T105	SCHEDULE 13D/A	Page 4 of 7 Pages

Introduction

This Amendment No. 8 ("AMENDMENT NO. 8") to Schedule 13D is being filed pursuant to Rule 13d-1(f) regarding shares of the common stock, no par value per share (the "SHARES"), of MFC Industrial Ltd., a British Columbia corporation (the "COMPANY"), that may be deemed to be beneficially owned by Peter R. Kellogg ("MR. KELLOGG ") and IAT Reinsurance Company Ltd., a Bermuda limited liability company ("IAT" and together with Mr. Kellogg, the "IAT GROUP"). IAT and Mr. Kellogg are each referred hereto as a Reporting Person, and are collectively referred to as the Reporting Persons.

This Amendment No. 8 amends and supplements the statement on Schedule 13D dated February 9, 2001, as amended from time to time, relating to the Shares. This Amendment No. 8 reflects transactions and developments through February 7, 2014, relating to such Reporting Persons' holdings of the Company. Only those items hereby reported in this Amendment No. 8 are amended and all other items remain unchanged. Terms used herein but not otherwise defined shall have the meanings set forth in Schedule 13D, as amended.

As a result of the Reporting Persons' completion of their solicitation of proxies from the shareholders of the Company in connection with the completion of the Company's Annual General and Special Meeting of Shareholders of the Company held on December 27, 2013 in Hong Kong and the termination of the Horn NDA in accordance with its terms, the IAT Group and William C. Horn III ("MR. HORN") are no longer deemed to be a "group" for purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) promulgated thereunder. As described in Item 5 of this Schedule 13D, the IAT Group and Mr. Horn have terminated their status as a "group" for purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) promulgated thereunder with respect to the Shares, and have terminated the Joint Filing Agreement, dated November 27, 2013. The security ownership reported in this Amendment No. 8 does not include the security ownership by Mr. Horn. This Amendment No. 8 only reports information on the Reporting Persons identified in the cover pages hereto, and not Mr. Horn.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated in its entirety:

	(a)	This Schedule 13D is filed on behalf of Mr. Kellogg and IAT. Mr. Kellogg is the sole owner of IAT's voting stock, is a member of IAT's board of directors, and is the President and CEO of IAT.

	(b)	The business address for Mr. Kellogg and IAT is 48 Wall Street, 30th floor,
New York, NY 10005.

	(c), (f)	Mr. Kellogg is a United States citizen and a private investor. IAT is a reinsurance company incorporated in Bermuda.

	(d)-(e)	During the last five years, no Reporting Person, and, to their knowledge, none of the directors or executive officers of any Reporting Person, as applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 55278T105	SCHEDULE 13D/A	Page 5 of 7 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

An aggregate of approximately $89,150,130.00 was used by the Reporting Persons to acquire the
Shares.

The source of funds for the Shares beneficially held by the IAT Group was derived from the working capital of IAT and its wholly-owned subsidiaries, funds of the foundation administered by Mr. Kellogg and the funds of the companies controlled by Mr. Kellogg. Funds for the purchase of the Shares beneficially held by the IAT Group were also derived from margin borrowings described in the following sentence. Such Shares are held by the IAT Group in commingled margin accounts, which may extend margin credit to the IAT Group from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On February 7, 2014, the IAT Group and the Company entered into an agreement (the "AGREEMENT") in connection with the full and final settlement of the litigation between the parties.

Pursuant to the Agreement, among other things, each party agreed to provide the other with a mutual release (the "MUTUAL RELEASE") and the IAT Group agreed to abide by certain customary standstill and non-disparagement provisions during the Term (as defined in the Agreement).

Also on February 7, 2014, the Company and the IAT Group issued a joint press release announcing their entry into the Agreement and Mutual Release (the "PRESS RELEASE").

The foregoing summary of the Agreement and the Press Release is qualified in its entirety by reference to the full text of the Agreement and the Press Release, copies of which are attached as Exhibits 10 and 11, respectively, to this Schedule 13D and are incorporated by reference herein.

CUSIP No. 55278T105	SCHEDULE 13D/A	Page 6 of 7 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) As of the close of business on February 7, 2014, the Reporting Persons may be deemed to beneficially own an aggregate of 20,662,400 Shares, constituting approximately 33.0% of the Shares outstanding. The aggregate number and percentage of Shares reported herein are based upon the 62,552,126 Shares outstanding as of November 14, 2013, as reported in the Company's Quarterly Report filed on Form 6-K with the Securities and Exchange Commission on November 14, 2013.

(b) Mr. Kellogg may be deemed to beneficially own an aggregate of 20,662,400 Shares, constituting approximately 33.0% of the Shares outstanding. IAT may be deemed to beneficially own 13,405,000 Shares, constituting approximately 21.4% of the Shares outstanding. Mr. Kellogg has sole dispositive and voting power with respect to the Shares owned by IAT. By virtue of his position with IAT, Mr. Kellogg may be considered to indirectly beneficially own such shares. Mr. Kellogg disclaims beneficial ownership of any shares owned by IAT. In addition, Mr. Kellogg disclaims beneficial ownership of 1,200,000 Shares owned by his wife, Cynthia. By virtue of the IAT Group's completion of the Proxy Solicitation, the IAT Group and Mr. Horn are no longer deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Act. By virtue of the IAT Group's completion of the Proxy Solicitation and the termination of the Horn NDA in accordance with its terms, the IAT Group and Mr. Horn are no longer deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Act. As a result, all Shares reported herein are beneficially owned by the IAT Group.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by the addition of the following:

On February 7, 2014, the IAT Group and the Company entered into the Agreement and the Mutual Release, which are described in Item 4 of this Schedule 13D and are incorporated by reference herein.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto (the "JOINT FILING AGREEMENT"). A copy of the Joint Filing Agreement is attached as Exhibit 12 to this Schedule 13D and is incorporated by reference herein.

Other than the Agreement, the Mutual Release and the Joint Filing Agreement, the Reporting Persons have no contracts, arrangements, understandings or relationships with any persons with respect to securities of the Company.

Item 7.	EXHIBITS
Item 7 is hereby amended and supplemented by the addition of the following:
Exhibit	Description

10 11 12	Agreement, dated February 7, 2014. Press Release, issued February 7, 2014. Joint Filing Agreement, dated February 7, 2014.

CUSIP No. 55278T105	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 10, 2014

IAT REINSURANCE COMPANY LTD.

By:	/s/ Peter R. Kellogg
Name:	Peter R. Kellogg
Title:	President and Chief Executive Officer

/s/ Peter R. Kellogg
Peter R. Kellogg